UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-31852
CUSIP NUMBER:  895735-10-8

(Check One):  Form 10-K  ☐ Form 20-F  ☐   Form 11-K  ☐
Form 10-Q  ☒    Form 10-D  ☐    Form N-SAR  ☐    Form N-CSR  ☐

For Period Ended:   September 30, 2011

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
     ☐  Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tri-Valley Corporation

Full Name of Registrant

N/A

Former Name if Applicable

4927 Calloway Drive

Address of Principal Executive Office (Street and Number)

Bakersfield, California 93312

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As disclosed in more detail in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2011, Tri-Valley Corporation (the “Company”) determined on October 18, 2011, that the Company’s previously filed financial statements for: (i) the fiscal quarter ended June 30, 2010 included in the Form 10-Q filed with the SEC on August 2, 2010, (ii) the fiscal quarter ended September 30, 2010 included in the Form 10-Q filed with the SEC on November 3, 2010, (iii) the fiscal year ended December 31, 2010 included in the Form 10-K filed with the SEC on March 22, 2011, (iv) the fiscal quarter ended March 31, 2011 included in the Form 10-Q filed with the SEC on May 9, 2011 and (v) the fiscal quarter ended June 30, 2011 included in the Form 10-Q filed with the SEC on August 19, 2011, needed to be restated to correct the valuation of, and accounting for, the common stock and warrants issued by the Company in a registered direct offering of securities in April 2010, the accounting for incremental and direct costs incurred to issue common stock, and the acquisition of assets from the TVC OPUS 1 Drilling Program, L.P.

The Company intends to restate each of these financial statements.  Because of the effort and time needed for this restatement process, the Company is unable to prepare and review all necessary information and disclosures in its Quarterly Report on Form 10-Q for the period ended September 30, 2011 within the prescribed time period.  The Company requires additional effort and time to accurately prepare and present all necessary disclosures.  The Company expects to file its Quarterly Report on Form 10-Q for the period ended September 30, 2011 by November 18, 2011.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gregory L. Billinger	661	864-0500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes  ☒  No  ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  ☐  No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tri-Valley Corporation
  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2011	By:	/s/ Maston N. Cunningham
Name: Maston N. Cunningham
Title: President and Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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